[redacted]

SECURI 12010896 SION

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section
FEB 22 2012
Washington, DC
123

SEC FILE NUMBER
8-65551

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JUNIPER CAPITAL GROUP, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
570 LEXINGTON AVENUE, FLOOR 16
(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EILEEN MANCERA **(212) 715-0492**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **EILEEN MANCERA**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **JUNIPER CAPITAL GROUP, LLC** as of **DECEMBER 31, 2011,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE**

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

KENNETH MERLO
NOTARY PUBLIC-STATE OF NEW YORK
No. 02ME5076765
Qualified in New York County
My Commission Expires June 09, 2016

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

JUNIPER CAPITAL GROUP, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

JUNIPER CAPITAL GROUP, LLC
(A Limited Liability Company)
DECEMBER 31, 2011

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Member
Juniper Capital Group, LLC

We have audited the accompanying statement of financial condition of Juniper Capital Group, LLC (a limited liability company) (the "Company") as of December 31, 2011, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 5 to the statement of financial condition, generally accepted accounting principles require that defined-benefit pension plans be accounted for in conformity with the applicable standards under the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 715, *Compensation - Retirement Benefits*, as discussed in Note 1. Rather, the Company charges operations for the amount of its contribution to the pension plan that is currently deductible under the provisions of the Internal Revenue Code, as amended, and has not disclosed all of the information required to be disclosed by FASB ASC 715 in the accompanying statement of financial condition. The effects of these departures from generally accepted accounting principles on financial position have not been determined.

In our opinion, except for the effects of the matters discussed in the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Juniper Capital Group, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the statement of financial condition, the Company has not generated new business to replace expiring contracts. The statement of financial condition does not include any adjustments relating to the recoverability of assets, or the amounts and classifications of liabilities, that might be necessary in the event that the Company cannot continue in existence.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2012

JUNIPER CAPITAL GROUP, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	1,201,985
Prepaid expenses and other current assets		2,300
Property and equipment, less accumulated depreciation of $1,999		2,433
TOTAL ASSETS	$	1,206,718

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	841,922
Commitments and contingencies (Notes 2, 3, and 6)		
Member's equity		364,796
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,206,718

See accompanying notes to statement of financial condition.

JUNIPER CAPITAL GROUP, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Juniper Capital Group, LLC (the "Company"), a wholly owned entity of Juniper Group, LLC (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer of securities and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed under the laws of the state of Delaware. The Company derives its revenue from the private placement of securities and the provision of consulting services.

As a limited liability company, the member is not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Furniture and equipment

Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years.

Income taxes

The Company has elected to be treated in the same manner as a partnership under the applicable provisions of income tax laws. The Company is a single-member limited liability company; accordingly, no income taxes are incurred by the Company, as earnings and losses flow directly to the Parent. The Parent is subject to the New York City General Corporation Tax. In accordance with tax allocation policy, the Company is charged its share of the New York City General Corporation Tax.

Uncertain tax positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2008.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 2. GOING CONCERN

The accompanying statement of financial condition has been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. Management has acknowledged that it has substantial doubt about whether the business will continue as a broker dealer in light of the current agreements in place with customers coming to a close. During 2011, the Company did not obtain new customers. Management has indicated that they intend to evaluate during the first half of 2012 whether the benefits of continuing the business outweigh the costs and efforts.

NOTE 3. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at one large money center bank. Concentration of credit risk arises from balances that from time to time may exceed the Federal Deposit Insurance Corporation's insurance limit.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2011, the Company had net capital of approximately $360,000, which exceeded the Company's minimum net capital requirement by approximately $57,000. The Company's percentage of aggregate indebtedness to net capital was 234% as of December 31, 2011.

NOTE 5. EMPLOYEE RETIREMENT PLAN

In December 2007, the Company adopted a noncontributory defined benefit plan covering its sole employee. Under the provisions of the plan, the Company's policy is to fund pension costs by making actuarially determined annual deposits to the plan. The expense associated with the plan for the year ended December 31, 2011, was approximately $181,200. Such amount is included in "Accounts payable and accrued expenses" in the accompanying statement of financial condition.

GAAP requires that defined-benefit pension plans be accounted for in conformity with the requirements of accounting for pensions, preliminary under FASB ASC 715, *Compensation-Retirement Benefits*, which requires, among other things, that companies recognize the compensation cost of an employee's benefits (including prior service costs) over the employee's approximate service period. The Company charges operations for the amount that can be funded, as discussed above. FASB ASC 715 also requires that employers who sponsor defined-benefit pension plans disclose a number of attributes regarding the defined benefit obligation at the date of the statement of financial condition. Those attributes include the provision for the period (including a reconciliation of beginning and ending balances of the benefit obligation shown separately, if applicable) and the effects during the period attributable to each of the following: service cost, interest cost, contributions by plan participants, actuarial gains and losses, benefits paid, plan amendments, and other items.

FASB ASC 715 also requires disclosures relating the fair value of plan assets, the funded status of the plan, information about plan assets, the accumulated benefit obligation, benefits under the plan expected to be paid in each of the next five years and the aggregate for the years thereafter, and other items stated in the guidance. The guidance

NOTE 5. EMPLOYEE RETIREMENT PLAN (CONTINUED)

also requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This guidance also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

The Company has not made any of the calculations or disclosures required under FASB ASC 715. Additionally, the statement of financial condition presented herein does not recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability. The effects of these departures from GAAP on financial position, results of operations, and cash flows have not been determined. Management has not provided the pension disclosures required under the guidance because it believes that it is impracticable to develop the information.

In December 2007, the Company adopted a 401(k) profit-sharing plan for its sole employee. Contributions to the plan are at the discretion of the Company. For the year ended December 31, 2011, contributions to this plan were $31,200.

NOTE 6. CONTINGENCIES

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2011, there is a legal proceeding pending against the Company (described below), as well as one governmental inquiry. While the ultimate outcome of the proceedings cannot be predicted with certainty, management believes that the aggregate liability which may result from these proceedings will not be material to the Company's financial position or operating results.

The Company has been named as one of over fifty defendants in a civil action brought by an individual plaintiff on behalf of the state of New Mexico. The nature of the litigation seeks recovery of funds invested by the state of New Mexico with various individuals and financial entities, including the Company. The Company has not been properly served under the New Mexico rules of civil procedure. However, if the Company is properly served, management intends to vigorously defend itself against the civil action.

In another matter, a former registered representative has requested amounts purportedly due to him for prior services. At December 31, 2011, the Company has accrued its estimate of the amount due. The Company's counsel is unable to predict the ultimate outcome of this matter at this time.